Exhibit 99.1

Media Contacts:
Tally Netzer, Director of Corporate Communications, Optibase, Ltd.
011-972-9-9709-125
tallyn@optibase.com

Jane Pruitt, ink Communications for Optibase
+1-617-488-0988 ext. 3
jane@theinkstudio.com

Investor Relations Contact:
Lee Roth, KCSA for Optibase
+1-212-896-1209
lroth@kcsa.com

OPTIBASE ANNOUNCES CHANGES TO ITS INVESTMENT STRATEGY

Herzliya, Israel, August 9, 2007 – Optibase Ltd. (NASDAQ: OBAS), a leader in advanced digital video solutions, today announced changes to its investment strategy. Pursuant to this revised investment strategy, Optibase intends to decrease its holdings in structured notes and corporate bonds. The timing of these sales shall be subject to several considerations, including market conditions.

As a result of the revised investment strategy, during the third quarter ending September 30, 2007, Optibase may realize a financial loss, reflecting the impact of market value reevaluations of its investment in certain structured notes and corporate bonds. The application of such market value reevaluations as of July 30, 2007 would have resulted in a realization of a financial loss of approximately $911,000, which is the difference between the book value and the market value of the securities on that date. The actual effect of such financial loss on Optibase’s financial results for the quarter ending September 30, 2007 will depend, among others, on the market value of these securities on that date, a financial profit or loss realized by actual sales of the structured notes and corporate bonds, and Optibase’s other financial results.

The Company recently sold one of its structured notes in a principal amount of $10 million and recognized a financial loss of approximately $353,000.

About Optibase

Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video.  Optibase’s breadth of product offerings are used in applications, such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving; high-end surveillance, distance learning; and business television.  Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in, Japan, China, India and Singapore.  Optibase products are marketed in over 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.  For further information, please visit www.optibase.com

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.